Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 11
DATED JANUARY 26, 2011
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 11 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 10 dated January 13, 2011.  Unless otherwise defined in this Supplement No. 11, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Distribution Update

We currently pay distributions based on daily record dates, calculated at a rate of $0.00164384 per share per day, which if paid each day for a 365-day period, would equal $0.60 per share, payable monthly in arrears. The following table denotes the allocation of the distributions paid by us in 2010 for income tax purposes.  All amounts are stated in dollars per share.  The distributions based on December 2010 record dates and paid on January 3, 2011, are reportable for tax purposes in 2011 and are not reflected in the 2010 tax allocation.

For the year ended December 31, 2010, we paid distributions of approximately $7.0 million.  Approximately 80.93% of the distributions paid in 2010 will be treated as ordinary dividends and approximately 19.07% will be treated as non-dividend distributions for income tax purposes.

The tax allocation set forth below is being provided for informational purposes only.  You are advised to consult with your tax advisor about the specific tax treatment of distributions paid by us in 2010.

Record Dates	Payment Date	Total Distributions(1)	Ordinary Dividends	Capital Gain	Non-Dividend Distributions
December 1-31, 2009	January 4, 2010	$0.050959	$0.041241	–	$0.009718
January 1-31, 2010	February 1, 2010	$0.050959	$0.041241	–	$0.009718
February 1-28, 2010	March 1, 2010	$0.046027	$0.037250	–	$0.008777
March 1-31, 2010	April 1, 2010	$0.050959	$0.041241	–	$0.009718
April 1-30, 2010	May 5, 2010	$0.049315	$0.039911	–	$0.009404
May 1-31, 2010	June 1, 2010	$0.050959	$0.041241	–	$0.009718
June 1-30, 2010	July 1, 2010	$0.049315	$0.039911	–	$0.009404
July 1-31, 2010	August 2, 2010	$0.050959	$0.041241	–	$0.009718
August 1-31, 2010	September 1, 2010	$0.050959	$0.041241	–	$0.009718
September 1-30, 2010	October 1, 2010	$0.049315	$0.039911	–	$0.009404
October 1-31, 2010	November 1, 2010	$0.050959	$0.041241	–	$0.009718
November 1-30, 2010	December 1, 2010	$0.049315	$0.039911	–	$0.009404
		$0.600000	$0.485581	–	$0.114419

(1) The amounts set forth in this column represent the aggregate distribution paid, assuming that the shares were owned on each record date of the applicable month.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of January 24, 2011.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	27,486,778	273,279,543	25,828,072	247,451,471

Shares sold pursuant to our distribution reinvestment plan:	566,009	5,377,086	–	5,377,086

Shares purchased pursuant to our share repurchase program:	(30,387)	(289,526)	–	(289,526)
Total:	28,042,400	$278,567,103	$25,828,072	$252,739,031

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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